SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549




                             FORM 8-A


        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) or (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


                      STRATEGIA CORPORATION
                   (Exact name of registrant as
                    specified in its charter)


Kentucky                                               61-1064606
(State of Incorporation                             (IRS Employer
 or organization)                             Identification No.)


10301 Linn Station Road
P.O. Box 37144
Louisville, Kentucky                                   40233-7144
(Address of principal                                  (Zip Code)
 executive offices)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                  Name of each exchange on
to be so registered               which class is to be registered

Common Stock, no par value            American Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                               None



          INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.   Description of Registrant's Securities to be Registered.

     The securities to be registered are shares of the common stock of no par value (the "Common Stock") of Strategia Corporation, a Kentucky corporation (the "Company").

Dividends

     The holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors with respect to the Common Stock out of funds legally available therefor.

     The board of directors of a Kentucky corporation may authorize and the corporation may make distributions to its shareholders, including dividends, redemptions or other acquisitions of shares or otherwise, subject to restriction by the articles of incorporation and the following two limitations. No distribution may be made if, after giving it effect, (1) the corporation would not be able to pay its debts as they became due in the usual course of business; or (2) the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of shareholders whose preferential rights are superior to those receiving the distribution.

Voting

     The Common Stock is the Company's sole class of voting shares. Except with respect to the election of directors and matters that are required by statute to be submitted to shareholders, any act of the shareholders of a Kentucky corporation requires that more votes be cast for than against the matter at a meeting at which a quorum is present. The affirmative vote of a majority of all the outstanding shares of a Kentucky corporation entitled to vote is required to approve certain actions specified in the corporate statutes such as mergers, share exchanges, certain sales of assets, and amendment of articles of incorporation. Kentucky law also requires cumulative voting in the election of directors. Under cumulative voting, each shareholder is entitled to vote the number of shares owned by him on the record date multiplied by the number of directors to be elected. Each shareholder may cast all of his votes for a single nominee or may distribute his votes in any manner among as many candidates as the shareholder may deem fit.

Board of Directors

     Kentucky law requires cumulative voting in the election of directors. Under cumulative voting, each shareholder is entitled to vote the number of shares owned by him on the record date multiplied by the number of directors to be elected. Each shareholder may cast all of his votes for a single nominee or may distribute his votes in any manner among as many candidates as the shareholder may deem fit.

Preemptive Rights

     The Company's shareholders do not have preemptive rights to subscribe for additional shares should the capital stock of the Company be increased by the sale or other issuance of shares.


Limitation on Director Liability

     Kentucky law provides that a director of a Kentucky corporation must discharge his duties as a director in good faith, on an informed basis, and in a manner he honestly believes to be in the best interests of the corporation. To discharge his duties on an informed basis, a director must make inquiry into the business and affairs of the corporation, or into a particular action to be taken or decision to be made, with the care an ordinarily prudent person in a like position would exercise under similar circumstances. Unless the corporation's articles of incorporation contain a provision further limiting a director's liability for monetary damages, any action taken as a director, or any failure to take any action as a director, will not be the basis for monetary damages or injunctive relief unless (a) the director has breached or failed to perform his duties as a director in good faith, on an informed basis, and in a manner he honestly believes to be in the best interests of the corporation; and (b) in the case of an action for monetary damages, the breach or failure to perform constitutes willful misconduct or wanton or reckless disregard for the best interests of the corporation and its shareholders. A person bringing an action for monetary damages for breach of duty has the burden of proving by clear and convincing evidence the provisions of (a) and (b) above, and the burden of proving that the breach or failure to perform was the legal cause of the damages suffered by the corporation.

     The Company's articles of incorporation contain a provision limiting the personal liability of its directors to the Company or its shareholders for monetary damages for violation of a director's duty of care to the extent permitted by KRS 271B.2-020. KRS 271B.2-020 does not allow for the elimination of the duty of due care that a director owes to a corporation, but allows for the elimination of a monetary recovery for breach of that duty. In addition, KRS 271B.2-020 does not relieve a director of her liability, monetary or otherwise, for the following actions resulting in harm to the corporation or shareholders: (i) for any transaction in which the director has a personal financial interest in conflict with the financial interests of the corporation or its shareholders, (ii) actions not taken in good faith or the failure to act in good faith, (iii) actions involving the intentional misconduct of a director, (iv) actions known by the director to violate law, (v) actions involving an improper dividend or the improper repurchase of stock in violation of KRS 271B.8-330 and
(vi) actions resulting in the receipt of an improper personal benefit by the director. KRS 271B.2-020 does not preclude or limit the recovery of damages by third parties, nor does it limit or affect a director's liability for violations of federal securities laws or for acts or omissions occurring before the effectiveness of an amendment to a corporation's articles of incorporation.

     Only directors, not officers, may benefit from the provisions of KRS 271B.2-020. The limitations of liability permitted by KRS 271B.2-020 extend only to the elimination of a recovery of a monetary remedy. Shareholders may still seek equitable relief, such as an injunction, against an action of a director that is inappropriate.

Indemnification

     The Company's bylaws require it to indemnify its directors and officers to the full extent permitted by Kentucky law. Under Kentucky law, a corporation has broad powers of indemnification.
A person may be indemnified for judgments, penalties, fines, settlements, and reasonable expenses incurred by that person in proceedings in connection with the person's official capacity in the corporation. Indemnification of a person's reasonable legal expenses is mandatory when the person is wholly successful in defense of such proceedings. However, under no circumstances may a person be indemnified for any actions taken in bad faith.

Business Combinations

     Article 6 of the Company's articles of incorporation provides that the Company is to be governed by the provisions of Section
271B.12-210 of the Kentucky Revised Statutes.

     KRS 271B.12-210 imposes certain restrictions on a "business combination" involving a Kentucky corporation. "Business combinations" include mergers, certain dispositions of assets, certain issuances and transfers of securities, certain recapitalizations and reorganizations, as well as other specified transactions involving a corporation and an interested shareholder. An "interested shareholder" means any person, other than the corporation or any of its subsidiaries, who is the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting shares, including through any entity or person affiliated or associated with the interested shareholder.

     KRS 271B.12-210 prohibits a business combination between a corporation and an interested shareholder for five years from the date such person became an interested shareholder unless the business combination is approved before the date the interested shareholder became an interested shareholder by a majority of the corporation's independent directors (i.e. directors who are not officers or employees of the corporation nor affiliated or associated with an interested shareholder or any of its affiliates). In addition, a business combination not approved by a majority of the independent directors must either (a) be approved by 80% of the corporation's outstanding voting shares and by two-thirds of the voting shares held by shareholders other than the interested shareholder show (or whose affiliate) is a party to the business combination, voting together as a single voting group; or (b) meet certain minimum price and procedural requirements designed to insure equal treatment of all shareholders.

     KRS 271B.12-210 authorizes the Board of Directors, in determining the best interests of the Company when evaluating a proposed business combination, to consider certain factors in addition to the interests of the Company's shareholders. Those factors include the interests of the Company's employees, suppliers, creditors and customers, the economy of the state and the nation, community and societal considerations, and the long-term as well as short-term interests of the Company and its shareholders, including the possibility that these interests may be best served by the continued independence of the Company. KRS 271B.12-120 also authorizes the Board of Directors, in considering the interests of the Company's shareholders, to cause the Company to issue rights or options that adjust the option price or shares issuable under such rights or options if there is an acquisition of shares, merger, or other occurrence involving the Company. The rights or options may include conditions that prevent a holder of a certain percentage of the outstanding shares of the Company (or a subsequent transferee) from exercising such rights or options. The Company has not issued any rights or options authorized by KRS 271B.12-120.

Liquidation

     In the event of the liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to share ratably in the distribution of assets and funds remaining after (i) payment or provisions for payment of all the debts and other liabilities of the Company, and (ii) payments to holders of The Company's other securities, if any, with liquidation preferences over the Common Stock.

Miscellaneous

     Shares of Common Stock, when issued for consideration determined to be adequate by the Company's Board of Directors, are validly issued, fully paid, and nonassessable.


Item 2.   Exhibits

     The following exhibits are filed with each copy of the registration statement being filed concurrently with the exchange on which the securities of the registrant are to be registered.

     1.     Annual Report on Form 10-K for the fiscal year ended
            December 31, 1996, as amended by Form 10-K/A filed
            April 30, 1997.

     2. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997.

     3.     Definitive proxy statement dated July 1, 1996.

     4.(a)  Amended and Restated Articles of Incorporation.

       (b)  Bylaws.

     5.     Specimen stock certificate.

     6.     1995 Annual Report to Shareholders.


                            SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                   STRATEGIA CORPORATION


July 23, 1997                      By:/s/ Richard W. Smith
                                      Richard W. Smith, President